

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-0402

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 21, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Michael W. Upchurch
Chief Financial Officer
427 West 12th Street
Kansas City, Missouri 64105

   Re: **Kansas City Southern de Mexico, S.S. De C.V.**
     Form 10-K for the year ended December 31, 2009
     Filed February 12, 2010
     File No. 333-08322

Dear Mr. Upchurch:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief

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